UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 30, 2026

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓    Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated June 30, 2026 entitled ‘Vodafone completes Safaricom transaction’

30 JUNE 2026

Vodafone completes Safaricom transaction

Further to the announcement on 4 December 2025, Vodafone Group Plc (“Vodafone”) announces that its African subsidiary, Vodacom Group Ltd (“Vodacom”) has completed the acquisition of an effective 20% of the issued share capital in Safaricom Plc (“Safaricom”), increasing its shareholding to 55%.

Vodacom acquired 15% from the Government of Kenya for a cash consideration of KES 204 billion (€1.36 billion1) and 5% from Vodafone2 for a cash consideration of KES 68 billion (€0.45 billion1).

Safaricom will now be fully consolidated by both Vodacom and Vodafone, which gain controlling ownership of one of Africa’s most successful telecoms and financial services businesses.

- ends -

Notes

1.	Based on foreign exchange rate of 1 Euro:150.5 Kenyan shilling.
2.	Vodafone, through its subsidiary Vodafone International Holdings B.V., sold its remaining 12.5% stake in Vodafone Kenya Limited (equivalent to an effective 5% stake in Safaricom) to Vodacom.

For more information, please contact:

Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 15 countries with investments in a further four and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 30, 2026	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary